Exhibit 1

Contact:
Robi Hartman
I.I.S Intelligent Information Systems, Ltd.
011-972- 3-751-0007

FOR IMMEDIATE RELEASE

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.

ANNOUNCES THAT ITS WHOLLY-OWNED SUBSIDIARY IS ENTERING INTO
LIQUIDATION AND IIS IS CEASING ITS OPERATIONS; BOARD OF DIRECTORS RESIGNS

Ramat Gan, ISRAEL, December 24, 2008 – I.I.S. Intelligent Information Systems Ltd. (IISLF.OB).

I.I.S. Intelligent Information Systems Ltd. (“IIS”) announced that it has been informed that a creditor of its sole wholly-owned direct subsidiary, Witech Communications Ltd. (“Witech”), has filed an ex parte application for the liquidation of Witech. Witech has not yet received a copy of the application. IIS and Witech have succeeded in raising only approximately $3,600,000 of the approximately $6,000,000 required to sustain Witech’s operations and are insolvent. All employees of Witech have been terminated and it is unable to continue its operations. IIS and Witech have attempted to seek alternative sources of financing and alternative sources of revenue, but due to the extremely difficult business environment that has materially and adversely effected both the technology and the entertainment sectors in which Witech was active, none of these efforts have been successful.

IIS currently has approximately $3,000,000 principal amount of convertible debt outstanding and approximately $600,000 in debts to other creditors (including officers and directors) and Witech has approximately $1,500,000 principal amount of non-convertible debt outstanding to various lenders as well as approximately $1,000,000 in debts to other creditors (including employees). Witech is the only asset of IIS and IIS has almost no cash resources and no prospects of paying its debts. Witech’s wholly-owned Delaware subsidiary which is still active (although its operations have also been adversely and materially effected) will likely be sold-off by the liquidator of Witech to pay its debts and the debts of Witech. In light of this situation, the entire board of directors of IIS has resigned.

IIS, through Witech, which it acquired in January 2008, is engaged in the field of video transmission using wireless communications technology. Witech, together with its wholly-owned Delaware subsidiary, develops, manufactures, installs, operates and supports on-ride video systems for use on thrill rides and other attractions in amusement parks.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.